SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                                   ----------
           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 1)*


                                 EL SITIO, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                   G30177102
                                 (CUSIP Number)


        ANDREW J. NUSSBAUM, ESQ.              L. KEVIN O'MARA, JR., ESQ.
    WACHTELL, LIPTON, ROSEN & KATZ        CLIFFORD CHANCE ROGERS & WELLS LLP
          51 WEST 52ND STREET                      200 PARK AVENUE
       NEW YORK, NEW YORK 10019             NEW YORK, NEW YORK 10166-0153
            (212) 403-2000                         (212) 878-3285


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                OCTOBER 27, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                                Page 1 of 7 Pages

CUSIP No. G30177102             SCHEDULE 13D                    (PAGE 2 of 7)

1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                IBERO-AMERICAN MEDIA PARTNERS II LTD.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                (b) [X]

3       SEC USE ONLY

4       SOURCE OF FUNDS*
                OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(D) OR 2(E)                                                 [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
                CAYMAN ISLANDS

NUMBER OF SHARES        7       SOLE VOTING POWER
                                        6,769,841

BENEFICIALLY            8       SHARED VOTING POWER
  OWNED BY                              0

    EACH                9       SOLE DISPOSITIVE POWER
 REPORTING                              6,769,841

PERSON WITH             10      SHARED DISPOSITIVE POWER
                                        0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                6,769,841

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                15.78%

14      TYPE OF REPORTING PERSON*
                                CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Statement on Schedule 13D relates to Shares of Common Stock, $0.01 par value per share (the "Shares"), of El Sitio, Inc. (the "Issuer"). The Statement on Schedule 13D originally filed with the Securities and Exchange Commission by the Reporting Person on August 18, 2000 (the "Reporting Person 13D") is hereby amended and supplemented to include the information set forth herein. This Statement on Schedule 13D constitutes amendment number 1 (this "Amendment Number 1") to the Reporting Person Schedule 13D (as amended, the "Schedule 13D"). Capitalized terms not defined herein have the meanings set forth in the Reporting Person 13D.

ITEM 4. PURPOSE OF TRANSACTION.

            The information contained in Item 4 of the Reporting Person Schedule 13D is hereby amended and supplemented to include the following information.

          The Reporting Person is currently engaged in discussions regarding a possible business combination transaction with the Issuer. However, no agreement has been reached concerning any such transaction, and there can be no assurance that any such agreement will be reached or as to the terms of any such transaction.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The information set forth in Item 6 of the Reporting Person Schedule 13D is hereby amended and supplemented by including the information set forth in
Item 4 of this Amendment Number 1.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          A. Registration Rights Agreement, dated as of July 2, 1999, by and among the Issuer (f/k/a El Sitio International Corporation) and the Holders of its Class A Convertible Preferred Stock (filed as Exhibit 10.6 to the Issuer's Registration Statement on Form F-1 (Registration No. 333-91263), dated November 19, 1999, and incorporated herein by reference).

          B. Amendment No. 1 to Registration Rights Agreement, dated as of October 6, 1999, by and among the Issuer (f/k/a El Sitio International Corporation) and the Holders of its Class A Convertible Preferred Stock (filed as Exhibit 10.18 to the Issuer's Registration Statement on Form F-1 (Registration No. 333-91263), dated November 19, 1999, and incorporated herein by reference).

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: October 27, 2000

                                        IBERO-AMERICAN MEDIA PARTNERS II LTD.

                                        By: /s/ Amaya Ariztoy
                                           ----------------------------------
                                           Name:   Amaya Ariztoy
                                           Title:  Authorized Signatory

                                    ANNEX A

         DIRECTORS AND OFFICERS OF IBERO-AMERICAN MEDIA PARTNERS II LTD.

Name/Title/Citizenship  Principal Occupation                            Business Address

Mr. Michael Levitt      Partner                                         1325 Avenue of the Americas
Director                Hicks, Muse, Tate & Furst Incorporated          25th Floor
United States Citizen                                                   New York, NY 10019

Mr. Thomas Hicks1       Chairman, CEO & Partner                         200 Crescent Court
Director                Hicks, Muse, Tate & Furst Incorporated          Ste. 1600
United States Citizen                                                   Dallas, TX  75201

Mr. John Gavin          Managing Director                               2100 Century Park West
Director                Hicks, Muse, Tate & Furst Incorporated          Los Angeles, CA  90067-6900
United States Citizen

Mr. Cesar Baez          Principal                                       1325 Avenue of the Americas
Director                Hicks, Muse, Tate & Furst Incorporated          25th Floor
United States Citizen                                                   New York, NY 10019

Mr. Alejandro Rivera2   Vice President,                                 550 Baltimore Way
Director                Cisneros Group of Companies3                    Suite 900
Venezuelan Citizen      Managing Director, Venevision                   Coral Gables, FL  33134
                        International Corp.

Mr. Gustavo A.Cisneros4 Chairman of Companies                           Edificio Venevision
Director                of the Cisneros Group of Companies              Oficina de la Presidencia
Venezuelan Citizen                                                      Avenida La Salle
                                                                        Colina de Los Caobos
                                                                        Caracas, Venezuela

Vernon Jordan, Esq.     Managing Director,                              30 Rockefeller Plaza
Director                Lazard Freres & Co. LLC.                        New York, NY  10020
United States Citizen

Mr. Brian Mulroney      Lawyer,                                         1981 McGill College Avenue
Director                Ogilvy Renault                                  Suite 1100, Montreal
Canadian Citizen                                                        Quebec, Canada H3A3C1


--------------------------

1 Mr. Thomas Hicks has an interest in the Hicks Muse Entities and is a majority shareholder of an entity which serves as general partner of Hicks, Muse & Co. Partners, L.P. ("Hicks, Muse & Co. Partners"). Hicks, Muse & Co. Partners holds 32,200 Shares of the Issuer.

2 Mr. Alejandro Rivera owns 650 Shares of the Issuer.

3 The Cisneros Group of Companies is a group of companies and joint ventures that are associated with Ricardo and Gustavo Cisneros.

4 Mr. Gustavo Cisneros ("Mr. Cisneros"),together with other members of his family or trusts established for their benefit, has an interest in the Cisneros Companies. Kennard Corporation, a company beneficially owned by members of Mr. Cisneros' family, owns 3,150 Shares of the Issuer. Mr. Cisneros disclaims beneficial ownership of such Shares.


Mr. James D. Robinson III       General Partner,                        126 East 56th Street
Director                        RRG Ventures II, L.P.                   22nd Floor
United States Citizen                                                   New York, NY  10022

Ms. Hilary J. Kramer            Senior Managing Director,               36 East 61st Street
Director                        Highgate Properties                     New York, NY 10021
United States Citizen

Mr. Steven I. Bandel            President and Chief Operating           Edificio Venevision
Director                        Officer, the Cisneros Group of          Avenida La Salle
United States Citizen           Companies                               Piso 3
                                                                        Colina de Los Caobos
                                                                        Caracas, Venezuela

Walker (Secretaries)            Administrative Services                 Walker House, Mary Street
Limited                                                                 P.O. Box 265 GT
Secretary                                                               George Town
                                                                        Grand Cayman
                                                                        Cayman Islands

          To the best of the Reporting Person's knowledge:

          (a) Except as set forth above none of the above persons holds any Shares.

          (b) Except as set forth above none of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                                     Page 7 of 7
                                 EXHIBIT INDEX

A. Registration Rights Agreement, dated as of July 2, 1999, by and among El Sitio, Inc. (f/k/a El Sitio International Corporation) and the Holders of its Class A Convertible Preferred Stock (filed as Exhibit 10.6 to El Sitio, Inc.'s Registration Statement on Form F-1 (Registration No. 333-91263), dated November 19, 1999, and incorporated herein by reference).

B. Amendment No. 1 to Registration Rights Agreement, dated as of October 6, 1999, by and among El Sitio, Inc. (f/k/a El Sitio International Corporation) and the Holders of its Class A Convertible Preferred Stock (filed as Exhibit 10.18 to El Sitio, Inc.'s Registration Statement on Form F-1 (Registration No. 333-91263), dated November 19, 1999, and incorporated herein by reference).